February 14, 2007

DREYFUS CASH MANAGEMENT FUNDS
- Dreyfus Government Cash Management

Supplement to Combined Prospectus
dated June 1, 2006
(Participant Shares)

The following information replaces the first sentence of the second paragragh of the section of the Fund's Combined Prospectus entitled "Dreyfus Government Cash Management - GOAL/APPROACH" :

To pursue this goal, the fund invests in securities issued or guaranteed as to principal and interest by the U.S. government or its agencies or instrumentalities, and repurchase agreements (including tri-party repurchase agreements).

0597s0207